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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.______)*

Summer Energy Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

865634 109
(CUSIP Number)

Summer Energy Holdings, Inc.
800 Bering Drive, Suite 260, Houston, Texas, 77057
713-375-2790
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 865634 109

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Roderick L. Danielson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 844,586
	8	Shared Voting Power 0
	9	Sole Dispositive Power 844,586
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 844,586
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.0%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 865634 109

Item 1.  Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value per share, of Summer Energy Holdings, Inc., a Nevada corporation (the “Company”), with its principal executive offices at 800 Bering Drive, Suite 260, Houston, Texas 77057.

Item 2.  Identity and Background

(a)	This Schedule 13D is being filed by Roderick L. Danielson (the “Reporting Person”).

(b)	The Reporting Person’s address is c/o Summer Energy Holdings, Inc., 800 Bering Drive, Suite 260, Houston, Texas 77057.

(c)
The Reporting Person’s principal occupation or employment is President and Chief Executive Officer of Summer Energy Holdings, Inc., whose address is 800 Bering Drive, Suite 260, Houston, Texas 77057.  Summer Energy Holdings, Inc. is, through its wholly-owned subsidiary, Summer Energy, LLC, a retail electric provider in the State of Texas.  The Reporting Person is a U.S. citizen.

(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has the Reporting Person been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

The securities were obtained by the Reporting Person in exchange for all of the Reporting Person’s membership interest in Summer Energy, LLC, a Texas limited liability company.  The Reporting Person’s membership interest in Summer Energy, LLC had been acquired using personal funds.

Item 4.  Purpose of Transaction

Pursuant to an Agreement and Plan of Contribution between the Company and Summer Energy, LLC, a Texas limited liability company (“Summer LLC”), on March 27, 2012 the members of Summer LLC exchanged all of their membership interest in Summer LLC for shares of $0.001 par value common stock of the Company.  Following the closing of the Contribution transaction, the former members of Summer LLC held approximately 92.3% of the Company’s outstanding common stock and Summer LLC became a wholly-owned subsidiary of the Company.

The Reporting Person may, from time to time and for his own account, increase or decrease his beneficial ownership of common stock or other securities of the Company.  The Reporting Person has not reached any decision with respect to any such possible actions.  If the Reporting Person does increase or decrease his beneficial ownership of common stock or other securities of the Company, he will timely file an appropriate amendment to this Schedule 13D.  Other than as described above, the Reporting Person does not have any plans or proposals which relate or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)
Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Company;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure;

(g)	Changes in the Company's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)
As of the date hereof, the Reporting Person holds 844,586 shares of the Company’s common stock, representing approximately 8.0% of the outstanding shares of the Company’s common stock (based on 10,504,711 shares of common stock outstanding as of the date hereof).

(b)	The Reporting Person has sole voting and sole dispositive power over such shares. No other person shares any voting or dispositive power of such shares.

(c)	Other than the transactions described Item 3 above, the Reporting Person has not been involved in any transactions involving the securities of the Company in the last 60 days.

(d)	No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

Exhibit 1:
Agreement and Plan of Contribution by and among Summer Energy Holdings, Inc. (f/k/a Castwell Precast Corporation), Summer Energy, LLC and the members of Summer Energy, LLC (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on January 19, 2012).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2012
Date

/s/ Roderick L. Danielson
Signature
(By Alexander N. Pearson, pursuant to a Power of Attorney dated April 2, 2012 previously filed with the Securities and Exchange Commission as Exhibit 24.1 to Form 3 filed on April 6, 2012 on behalf of Roderick L. Danielson, which Power of Attorney is incorporated by reference)

Roderick L. Danielson
Name/Title